May 21, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    Confidential Submission of Draft Registration Statement on Form F-4

Ladies and Gentlemen,

Our client, Suzano Papel e Celulose, S.A., a sociedade por ações, or a stock corporation organized under the laws of Federative Republic of Brazil (the “Registrant”), has submitted a draft initial Registration Statement on Form F-4 (the “Draft Initial Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review, with an effective filing date of May 21, 2018. The Draft Initial Registration Statement relates to a proposed registration of the offering of the Registrant’s common stock in connection with a proposed business combination transaction.

The Registrant is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. In accordance with the non-public submission policy of the Commission for foreign private issuers, the Draft Initial Registration Statement was submitted to the Staff of the Commission in draft, unsigned form and on a confidential basis.

Please contact me if you have any questions about this confidential submission.

Sincerely yours,

/s/ Nicolas Grabar

Nicolas Grabar

cc:	Rafael Mastrocola; Danielle Figlino Cheade

Suzano Papel e Celulose, S.A.

Juan Giráldez

Cleary Gottlieb Steen & Hamilton LLP

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.